Exhibit 99.1

News Release

February 14, 2020

TURQUOISE HILL TO EFFECT SHARE CONSOLIDATION AND

VOLUNTARILY DELIST FROM NASDAQ

Turquoise Hill Resources Ltd. (the “Company”) announced today that it will be seeking shareholder approval to implement a consolidation of its outstanding common shares. Reasons for and details of the share consolidation will be included in the Company’s Management Proxy Circular, which will be mailed to the Company’s shareholders in advance of the Company’s 2020 Annual Meeting of Shareholders.

The Company also announced today that it intends to voluntarily delist its common shares from the Nasdaq Stock Market LLC (the “Nasdaq”). The delisting of the Company’s common shares from the Nasdaq will not affect the continued listing of the Company’s common shares on the New York Stock Exchange (the “NYSE”) and the Toronto Stock Exchange (the “TSX”).

As previously announced, the Company received an automatic notice from the Nasdaq on August 28th, 2019 that the Company was no longer in compliance with Nasdaq Rule 5450(a)(1) because the Company’s common shares had failed to maintain a minimum bid price of US$1.00 per share for a period of 30 consecutive business days. Under Nasdaq rules, the Company had 180 calendar days to regain compliance with the minimum bid price requirement, and would have had an additional 180 calendar days to regain compliance if the Nasdaq had approved the transfer of the listing of the common shares from the Nasdaq Global Select Market to the Nasdaq Capital Market. However, because the Company’s common shares are listed on the NYSE, Nasdaq would not allow the Company to transfer the listing and use the additional 180-day period to regain compliance with the minimum bid price requirement, which the share consolidation (assuming completion) will accomplish.

Given that trading on the Nasdaq represented only approximately 5% of the worldwide trading volume of the Company’s common shares in 2019, the Company believes that the NYSE and the TSX listings provide investors with sufficient liquidity. In addition, delisting from the Nasdaq will reduce the Company’s administrative costs.

The Company delivered notice yesterday to the Nasdaq that it intends to delist the Company’s common shares from the Nasdaq. The Company expects to file a Form 25 with the Securities and Exchange Commission (the “SEC”) on or about February 24th, 2020 to effect the delisting, and the delisting is expected to be effective ten days thereafter. The Company also anticipates that the Company’s common shares will be suspended from trading on the Nasdaq prior to the open of markets on March 5th, 2020.

The Company’s common shares will continue to trade on the NYSE and the TSX after the Nasdaq delisting becomes effective. The delisting will not affect the Company’s continuing obligation to file required reports with the SEC and Canadian securities regulatory authorities. The Company will comply with, and continue to be subject to, the laws of the Yukon, the jurisdiction in which the Company is incorporated, as well as applicable U.S. and Canadian securities laws and corporate governance rules applicable to Canadian publicly listed companies, including the rules of the NYSE and the TSX.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Contact

Investors and Media

Roy McDowall

+ 1 514-848-1506

roy.mcdowall@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-Looking Statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements and information regarding the Company’s intention to voluntarily delist its common shares from the Nasdaq and the impact on its TSX and NYSE listings and administrative costs, the timing of the suspension from trading of the Company’s common shares, the continued trading on the TSX and the NYSE following the delisting, the effect of the delisting on the Company’s continuous disclosure obligations, the Company’s compliance with laws and rules and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding the lack of any unforeseen events that may delay the delisting, present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver and projected gold, copper and silver grades, anticipated capital and operating costs, anticipated future production and cash flows, the status of the Company’s relationship and interaction with the Government of Mongolia on the continued operation, development of the Oyu Tolgoi mine and Oyu Tolgoi LLC internal governance. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, the ability of the Company to execute its plan for delisting ;copper; gold and silver price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; the outcome of the definitive estimate review; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; litigation risks; regulatory restrictions (including environmental regulatory restrictions and liability); Oyu Tolgoi LLC’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; communications with local stakeholders and community relations; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including strikes, blockages or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s Annual Information Form dated as of March 13, 2019 in respect of the year ended December 31, 2018 (the “AIF”) as supplemented by our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2019 (MD&A).

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF and in the MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

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